January 25, 2006
VIA FAX, EDGAR TRANSMISSION AND FEDERAL EXPRESS
Mr. Thomas A. Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 5 to Registration Statement on Form S-1
Registration No. 333-129134
Dear Mr. Jones:
     Reference is made to the comments received from the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) by letter dated January 20, 2006 (the “Comment Letter”) with respect to the above referenced Registration Statement (the “Registration Statement”) of SMART Modular Technologies (WWH), Inc. (the “Company”) and Amendments No. 1 through 4 thereto, respectively.
     On behalf of the Company, I am writing to respond to the Comment Letter and to indicate the changes to be made in Amendment No. 5 to the Registration Statement (the “Amendment”). The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. Unless defined herein, capitalized terms have the meanings ascribed to them in the Registration Statement.
Management’s Discussion and Analysis, page 32
Three Months Ended November 30, 2005 as Compared to the Three Months Ended November 30, 2004, page 40
1.	In your discussion of “Cost of Sales,” you refer to two or more factors that principally contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify instead of merely stating that changes were due “principally” to certain factors. See Section III.D of SEC Release 33-6835. Similarly, please quantify the amount of the changes to your increase in SG&A expenses contributed by each of the net increase in SG&A headcount and annual pay raises.
     The Company advises the Staff that where the Company has listed two or more factors as contributing to changes in its expenses, the Company has attempted to list the factors in relative order of importance based primarily on management’s judgment as to the relative size of each contributing factor. For example, with respect to the comparison of the cost of sales for the three months ended November 30, 2005 and November 30, 2004, the discontinuation of the Company’s communication products had a greater impact than the overall decline in sales volume for the Company’s lower margin products used in desktop PC applications. The Company supplementally informs the Staff that of the $4.9 million decrease in cost of sales in the three months ended November 30, 2005 compared to November 30, 2004, approximately $3.4 million was attributable to the discontinuation of the Company’s communication products. The Company respectfully submits that quantifying the impact of the overall decline in sales volume for the Company’s lower margin products used in desktop PC applications on cost of sales would be difficult to do at an acceptable level of accuracy and would not provide meaningful disclosure to investors. Although the Company will in the future revisit this disclosure, and when practicable, quantify the changes contributed by each of the factors that it identifies, given the relatively immaterial overall decline in cost of sales, i.e., 4%, the Company respectfully submits that additional disclosure in the Registration Statement is unnecessary.
     With respect to the comparison of SG&A expenses for the three months ended November 30, 2005 and November 30, 2004, approximately $0.5 million was attributable to the increase in headcount and annual pay raises. Again, the Company has listed this factor in relative order of importance. Although the Company will in the future revisit this disclosure, and when practicable, quantify the changes contributed by each of the factors it identifies, given the relatively immaterial amount of the change in SG&A expenses attributable to both the increase in headcount and annual pay raises, the Company respectfully submits that additional disclosure is unnecessary.
Certain Relationships and Related Party Transactions, page 75
2.	We note section 2.01 of the Shareholders’ Agreement filed as Exhibit 4.8 to your registration statement. Please disclose the number of directors that each of Texas Pacific Group, Francisco Partners and Shah Capital Partners are entitled to nominate and the ownership percentage that each such shareholder must maintain in order to preserve those nomination rights. Also disclose that the shareholders that are a party to the shareholders’ agreement are collectively entitled to nominate your chief executive officer and expand your risk factor disclosure in this regard, as appropriate.
     The Company respectfully submits that the requested disclosure would not be helpful to new investors. Under the Company’s articles of association, each shareholder (including investors in the proposed initial public offering) has the right to nominate directors to the Company’s board of directors, i.e., the right to nominate directors exists independently of the shareholders’ agreement. The provisions of the shareholders’ agreement related to the “rights” of the Company’s principal investors to nominate directors do not affect the rights of its other shareholders (including any investors in the proposed initial public offering), under the Company’s articles of association, to nominate directors. Further, they are intended only to reflect the agreement of the current principal investors as to how, among themselves, they agree to exercise the nomination rights available to all shareholders.

     After the completion of the proposed initial public offering, the ability of the Company’s principal investors to affect the composition of the board of directors will flow from their collective ownership of the Company’s ordinary shares (approximately 62.1%, or 56.9% if the underwriters exercise their over-allotment option in full) coupled with their agreement among themselves to vote in favor of the directors nominated by the principal investors.
     Similarly, although the shareholders’ agreement gives the principal investors the right, acting collectively, to nominate the Company’s chief executive officer, the right to appoint the Company’s chief executive officer resides with the board of directors. Therefore, the principal investors’ ability to affect the appointment of the Company’s chief executive officer will flow from the election of the principal investors’ nominees to the board of directors. Again, given the principal investors’ collective ownership of the Company’s ordinary shares and their agreement among themselves to vote in favor of the directors nominated by the principal investors, the principal investors will have the ability to affect the composition of the board of directors and the identity of the Company’s chief executive officer. Further, as disclosed in the Registration Statement, so long as the principal investors own at least 25% of the Company’s outstanding ordinary shares in the aggregate, the Company may not without the consent of the principal investors appoint or dismiss the Company’s chief executive officer. The Company respectfully submits that the practical and contractual rights of the principal investors to control the appointment of the Company’s chief executive officer are material to potential investors and are adequately disclosed.
     The Company draws the Staff’s attention to the sections of the Registration Statement captioned, “Risk Factors—We are controlled by our principal investors and, as long as they own a significant percentage of our ordinary shares, our other shareholders will be unable to affect the outcome of shareholder voting,” “Management—Board Structure and Compensation” and “Certain Relationships and Related Party Transactions—Agreements with our Principal Investors—Shareholders’ Agreement—Corporate Governance.” The Company respectfully submits that these sections adequately describe the principal investors’ governance rights and that additional disclosure would not be material or helpful to new investors.
3.	We note section 4.02 of the Shareholders’ Agreement. Please briefly describe the material aspects of the tag-along and drag-along rights and expand your risk factor disclosure in this regard, as appropriate.
     The Company respectfully submits that the tag-along and drag along rights contained in the shareholders’ agreement are not material to new investors and that additional disclosure is not warranted. The provisions related to tag-along rights give parties to the shareholders’ agreement the right to participate in transactions involving the transfer of shares initiated by other parties to the shareholders’ agreement. New investors, who will not be party to the shareholders’ agreement, will not have the benefit of such rights; therefore, the tag-along provisions are irrelevant to new investors and the Company respectfully submits that additional disclosure would not be helpful to new investors.
     Similarly, new investors, none of whom will be party to the shareholders’ agreement, will not have the benefit of the drag-along rights provided for in the shareholders’ agreement. The provisions related to the drag along rights allow the principal investors, acting collectively, to compel the sale of ordinary shares held by the parties to the shareholders’ agreement if the principal investors propose (i) to sell more than 50% of the initial ownership of ordinary shares to a third party or (ii) a transfer in which the ordinary shares to be transferred by the principal investors collectively, plus the ordinary shares to be transferred by the other parties to the shareholders’ agreement, constitute more than 50% of the outstanding ordinary shares. The Company respectfully observes that, given their aggregate ownership of the Company’s ordinary shares after completion of the proposed initial public offering (approximately 62.1%, or 56.9% if the underwriters exercise their over-allotment option in full), the principal investors have the ability to effect a change in control of the Company, acting collectively, even without relying on the drag-along rights provided for in the shareholders’ agreement. Further, although the principal investors could compel the other parties to the shareholders’ agreement to sell pursuant to the drag-along rights, after completion of the proposed initial public offering, such parties will hold an immaterial percentage of the Company’s outstanding ordinary shares (approximately 1.5%, or 1.3% if the underwriters exercise their over-allotment option in full).
     Finally, the Company draws the Staff’s attention to the section of the Registration Statement captioned, “Risk Factors—We are controlled by our principal investors and, as long as they own a significant percentage of our ordinary shares, our other shareholders will be unable to affect the outcome of shareholder voting” and “—Future sales of shares could depress our share price.” The Company respectfully submits that such disclosure adequately describes the risks to new investors related to the sale of shares by existing investors and that further disclosure related to the tag-along and drag-along rights contained in the shareholders’ agreement would not be helpful to investors.
4.	As you have done for the “significant actions”, please briefly indicate the “certain related party transactions” which you may not enter without the consent of your principal investors.
     Given the principal investors’ significant ownership of the Company’s ordinary shares and consequent effective control over the board of directors of the Company, conflicts of interests involving the principal investors, the Company and the Company’s other shareholders may arise. The risks associated with such conflicts of interest and the provisions of the Company’s corporate governance guidelines designed to mitigate such conflicts are described in detail in the section of the Registration Statement captioned, “Risk Factors—Our principal investors and the persons whom they nominate to our board of directors may have interests that conflict with our interests and the interests of our other shareholders.”
     Section 2.04(2) of the shareholders’ agreement provides that the Company shall not, nor permit any of its subsidiaries to (subject to certain exceptions), without the prior written consent of each principal investor, enter into or amend, modify or supplement, any material agreement, transaction or arrangement with certain parties related to the Company, including equity holders, directors and affiliates thereof. This provision reflects an agreement among the principal investors as to how they intend to mitigate conflicts of interests among themselves. As such, the Company respectfully submits that such provision is not material to other shareholders and that additional disclosure would not be helpful to new investors.

Exhibit 5.1
5.	Given the date limitations in the second paragraph of section 2, please have your Cayman Islands counsel update the opinion prior to the time you request acceleration of the effective date of the registration statement.
     Counsel to the Company has revised its opinion contained in Exhibit 5.1 to delete the limitations in the second paragraph of section 2 and the Company has filed such opinion with the Amendment.
6.	Please tell us in plain English the nature of the actions or proceedings referred to in section 4 and tell us why assumptions or qualifications with regard to those actions or proceedings are necessary or appropriate for the opinion given. If appropriate, please include a discussion of any material risks in your prospectus.
     Counsel to the Company has revised its opinion contained in Exhibit 5.1 to delete the assumptions and qualifications related to the actions and proceedings referred to in Section 4 thereof and the Company has filed such opinion with the Amendment. Counsel to the Company has advised the Company that a discussion of such actions and proceedings is not necessary for the prospectus.
7.	We note the first sentence of the last paragraph of the opinion. Please revise to remove any disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion.
     Counsel to the Company has revised its opinion contained in Exhibit 5.1 as requested and the Company has filed such opinion with the Amendment.
Exhibits 8.1 and 8.2
8.	We note the last paragraph of each of the opinions filed as Exhibits 8.1 and 8.2 continue to imply that the opinions are rendered or addressed solely to the registrant. Please revise to remove any disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion.
     Counsel to the Company have revised their respective opinions contained in each of Exhibits 8.1 and 8.2 as requested and the Company has filed such opinions with the Amendment.
Exhibit 10.13
9.	The agreement you filed as Exhibit 10.13 appears to be missing Exhibits A through G. If you intend to redact information from the agreements you file as exhibits, you must request and be granted confidential treatment for the redacted information prior to the time you request acceleration of your registration statement. Please either file the complete agreement or provide us with a request for confidential treatment.

     Reference is made to the Company’s response to the Staff’s Comment No. 10 in the Company’s letter dated December 20, 2005. As the Company indicated in such response, Exhibits A, B, C, E, F, G and I to Exhibit 10.13 have been superseded by those attached to Exhibit 10.14. The description of Exhibit 10.14 in the Registration Statement indicates that it amends Exhibit 10.13. Therefore, the Company respectfully submits that filing such Exhibits would be potentially misleading to investors and it would inappropriate to file them.

     Thank you very much for your prompt attention to this filing. If you have, or any other member of the Staff has, any further questions or comments concerning the foregoing responses or the Amendment, please contact Alan Denenberg at (650) 752-2004 or Michael Nordtvedt at (650) 752-2043.

Yours very truly,
/s/ Ann Nguyen
General Counsel

cc:	Alan Denenberg
Michael Nordtvedt
Davis Polk & Wardwell

William Brentani
Deanna Chechile
Simpson Thacher & Bartlett LLP

Neil Miotto
Padraic S. Kelly
KPMG LLP

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